Exhibit 99.1

The9’s Singapore Investee NYB Announce Plan to Go Nasdaq via US$1.5 Billion Business Combination with SPAC RF Acquisition Corp II

NYB Partnered with Nvidia, HP and Equinix to Build the World's Largest Natural Compound Library for AI Drug Discovery

Singapore, October 2, 2025 — The9 Limited (Nasdaq: NCTY) today announced that its Singapore investee company Nanyang Biologics Pte. Ltd. (“NYB”), together with its subsidiaries and affiliates, entered into a business combination agreement with RF Acquisition Corp II ("RFAI") (NASDAQ: RFAI), a publicly traded special purpose acquisition company, in a transaction that will result in NYB becoming a publicly listed company (the "Proposed Transaction"). Following the closing, the combined company (the "Combined Company") is expected to be listed on Nasdaq under the reserved ticker symbol "NYB".

The Proposed Transaction gives NYB approximately $1.5 billion in pre-transaction equity value. NYB's existing shareholders, including The9, will roll over 100% of the equity and retain a majority of the Combined Company's outstanding shares, while NYB will also designate a majority of the Combined Company's board of directors. The transaction has been approved by the Board of Directors of NYB and RFAI, and its closing is expected to be in the first or second quarter of 2026, subject to shareholders' approval and the satisfaction of customary closing conditions. Additional information about the Proposed Transaction, including a copy of the business combination agreement and investor presentation, will be provided in one or more Current Reports on Form 8-K to be filed by RFAI with the SEC.

Following the Proposed Transaction, NYB aims to accelerate the discovery of more effective drug molecules and identify active ingredients from natural sources for use in both pharmaceuticals and traditional medicine by utilizing its AI platform accelerating therapeutic discoveries.

In June 2025, NYB was crowned the 1st Prize Winner among over 700 regional startups in the SuperAI Genesis Startup Competition 2025, held at SuperAI Singapore, Asia’s largest AI event. among over 700 regional startups

In August 2025, NYB entered into a Memorandum of Understanding with Nvidia, Hewlett Packard Enterprise and Equinix focusing on building the largest natural compound library in the world, developing scalable AI platforms for drug discovery, and creating secure, enterprise-grade infrastructure for healthcare innovation. AI-driven drug discovery requires large-scale molecular screening and cloud-based collaboration. Sovereign digital infrastructure, meaning that data is strictly protected and complies with national and regional regulatory requirements, is particularly important for drug development, as it involves a large number of highly sensitive scientific research information, such as biopharmaceutical data and molecular screening models.

NYB holds a growing portfolio of patents across its drug-candidate pipeline and proprietary nutraceuticals. NYB is developing first-in-class precision medicines for cancers caused by DNA damage repair (DDR) deficiencies and drug resistance. NYB’s lead candidate, NB-A002, has achieved successful preclinical results. NB-A002 is the first therapy to target ILF2 (Interleukin Enhancer Binding Factor 2), a previously undruggable therapeutic target for cancer treatment. With millions of new cancer patients each year presenting DDR or Homologous recombination alterations — and no approved therapies available for patients who develop resistance to PARP inhibitors — NB-A002 represents a significant opportunity to expand the field of synthetic lethality in oncology.

NYB Chairman, Dr Roland Ong, commented on the plan going public and the collaboration with the world's top leaders in technology and innovation, " We are delighted to announce our combination with RFAI, marking an important milestone in NYB’s journey. Public listing can definitely speed up our AI-driven drug discovery. It breaks through barriers that have long hindered the advancement of medicine, significantly reduced R&D time and costs while opening new opportunities for humanity to pursue longevity. Our proprietary DTIGN platform has mapped vast numbers of molecules and successfully identified promising candidates, strengthening the feasibility of a new era of drug development.

“Since we received our first funding from The9 in 2020, NYB’s mission is to turn this hidden chemistry into therapies and wellness solutions. To achieve this, we have built one of the world’s most diverse living libraries — already comprising over 50,000 unique organisms and their chemical compounds — and paired it with our proprietary AI platform, to uncover what was once invisible. This initiative also positions Singapore as a global hub where biodiversity meets artificial intelligence, and where hidden compounds are translated into breakthroughs for better healthcare, wellness, and everyday life.”

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to becoming a global diversified high-tech Internet company and is engaged in online games operation, Bitcoin mining business and AI-driven drug discovery investment.

About NYB

Nanyang Biologics (NYB) is an AI-driven drug discovery and biotechnology company accelerating the future of medicine through the convergence of artificial intelligence and natural compounds. Its flagship Vecura™ AI platform, powered by the proprietary Drug-Target Interaction Graph Neural Network (DTIGN), translates vast biochemical spaces into feasible drug candidates.

Anchored in Singapore, NYB is building what we believe is one of the world’s largest AI-curated natural compound libraries in collaboration with global technology leaders NVIDIA, Hewlett Packard Enterprise (HPE), and Equinix, together with leading research institutions. Its pipeline of five molecules targets high unmet needs in oncology, cardiovascular, and mental health, led by NB-A002, a first-in-class oncology therapy addressing DNA Damage Response (DDR) cancers.

Learn more at https://www.nanyangbiologics.com/

About RF Acquisition Corp II

RFAI is a blank check company incorporated as a Cayman Islands corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.  While RFAI may pursue an initial business combination target in any business, industry, or geographic location, it intends to focus its search on businesses in Asia within the deep technology sector, including artificial intelligence, quantum computing, and biotechnology. RFAI was incorporated in 2024 and is based in Singapore.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this announcement is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Additional Information and Where to Find It

In connection with the Proposed Transaction, RFAI and NYB intend to cause a registration statement on Form F-4 to be filed with the SEC, which will include a proxy statement to be distributed to RFAI's shareholders in connection with RFAI's solicitation for proxies for the vote by RFAI's shareholders in connection with the Proposed Transaction and other matters as described in the registration statement, as well as a prospectus relating to NYB's securities to be issued in connection with the Proposed Transaction. RFAI's shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with RFAI's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Proposed Transaction, because these documents will contain important information about RFAI, NYB, and the Proposed Transaction. After the registration statement is filed and declared effective, RFAI will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Proposed Transaction. Shareholders may also obtain a copy of the preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, as well as other documents filed with the SEC regarding the Proposed Transaction and other documents filed with the SEC, without charge, at the SEC's website located at www.sec.gov.

Participants in the Solicitation

RFAI, NYB, and their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from RFAI's shareholders in connection with the Proposed Transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of RFAI's shareholders in connection with the Proposed Transaction will be set forth in the proxy statement/prospectus included in the Registration Statement to be filed with the SEC in connection with the Proposed Transaction. You can find more information about RFAI's directors and executive officers in RFAI's final prospectus related to its initial public offering dated May 17, 2024. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors, and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities of RFAI, NYB or the Combined Company, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.